Filed Pursuant to Rule 433

Registration Statement No. 333-187398

November 5, 2015

Final Term Sheet

Issuer:	Westar Energy, Inc.

Legal Format:	SEC Registered

Ratings*:	Moody’s: A2 (stable); S&P: A (stable); Fitch: A (stable)

Trade Date:	November 5, 2015

Settlement Date:	November 13, 2015 (T + 5)

Interest Payment Dates:	Semi-annually on June 1 and December 1, beginning on June 1, 2016.

Issue of Securities:	First Mortgage Bonds, 3.250% Series due 2025	First Mortgage Bonds, 4.250% Series due 2045

Principal Amount:	$250,000,000	$300,000,000

Maturity Date:	December 1, 2025	December 1, 2045

Benchmark Treasury:	2.000% due August 15, 2025	3.000% due May 15, 2045

Benchmark Treasury Price/Yield:	97-26 / 2.250%	99-16 3⁄4 / 3.024%

Spread to Benchmark Treasury:	+100 basis points	+125 basis points

Yield to Maturity:	3.250%	4.274%

Coupon:	3.250%	4.250%

Public Offering Price:	99.999% of the principal amount	99.594% of the principal amount

Optional Redemption:	Prior to September 1, 2025 (the par call date), at any time at a discount rate of Treasury plus 15 basis points (calculated to the par call date). On or after September 1, 2025, at any time at par.	Prior to June 1, 2045 (the par call date), at any time at a discount rate of Treasury plus 20 basis points (calculated to the par call date). On or after June 1, 2045, at any time at par.

Gross Spread:	0.650%	0.875%

Net Proceeds (before expenses):	Approximately $248,372,500 after deducting the underwriters’ discount.	Approximately $296,157,000 after deducting the underwriters’ discount.

CUSIP/ISIN:	95709TAL4 / US95709TAL44	95709TAM2 / US95709TAM27

Issuance of Additional Bonds:	As of September 30, 2015, approximately $865.3 million principal amount of additional First Mortgage Bonds could be issued under the most restrictive provisions of the company’s mortgage, taking into account the issuance of $550,000,000 of First Mortgage Bonds offered hereby and the use of proceeds described in “Use of Proceeds” in the prospectus supplement.

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Regions Securities LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC	Barclays Capital Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus and prospectus supplement if you request it by calling BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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